May 1, 2015
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900  FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System

Ms. Christina DiAngelo Fettig Ms. Karen L. Rossotto U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Parnassus Funds (File No. 811-04044)
Registration Statement on Form N-1A (No. 002-93131)
Filed April 30, 2015
Parnassus Income Funds (File No. 811-06673)
Registration Statement on Form N-1A (No. 033-36065)
Filed April 30, 2015

Ladies and Gentlemen:

On behalf of our clients, Parnassus Funds and Parnassus Income Funds, and their series (collectively, the “Funds”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statements referenced above, as amended (collectively, the “Registration Statement”).  The Prospectus and the Statement of Additional Information are exactly the same for both registrants.

As discussed, after the Registration Statement is declared effective, the Funds will file a prospectus under Rule 497 of the Securities Act of 1933, as amended, to correct the expenses for the Parnassus Mid Cap Fund, to reflect the fiscal year end numbers, and to correct the expense examples so that they reflect the expense waiver being in place for two years.

We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	John Skidmore

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.